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Mr. David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549


March 21, 2005


Re:   Ark Restaurants Corp.
      Form 10-K for the year ended October 2, 2004
      File No. 0-14030

Dear Mr. Humphrey:

         This letter is in response to your comment letter dated March 9, 2005 ("Comment Letter") dealing with the annual report on Form 10-K of Ark Restaurants Corp. (the "Company") for the year ended October 2, 2004. The paragraphs numbered below are keyed to the numbered paragraphs in the Comment Letter.

1. Comment 1. In future filings, the suggested additional details will be provided.

2. Comment 2. In future filings, the suggested caption will be included.

3. Comment 3. The Company has raised menu items in some locations in the past year as was disclosed, however, it is impractical to track these items separately for financial reporting purposes because no two menus in any of the Company's restaurants or fast food outlets are identical. Also, price increases did not affect all menu items in the locations where prices were raised. In future filings, the Company will expand the disclosure relating to menu price increases when appropriate.

4. Comment 4. In future filings, the suggested narrative will be provided.






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5. Comment 5. In future filings, this revision will be reflected along with any other amounts similarly affected.

6. Comment 6. The Company no longer has a credit line with Bank Leumi USA as the facility matured on March 12, 2005. The Company does not currently plan to enter into another credit facility and expects required cash to be provided by operations. If cash is required for additional restaurant facilities the Company will look to outside investors or landlords for the funds.

7. Comment 7. In future filings, the Company will expand the footnote disclosure regarding the testing of goodwill impairment to specifically indicate that the impairment analysis is performed on a single entity basis.

8. Comment 8. The landlord receivables relate to our restaurants at the Venetian in Las Vegas. The Company expects to fully utilize these receivables to reduce contingent rent payments over the life of leases that run to 2019. If no contingent rent payments were due this would indicate that the restaurants in question were not meeting the Company's expectations. If this were to occur, the possibility would exist for the Company to negotiate with the landlord to return the leases for these restaurant locations. As part of this negotiation, the receivables may have to be discounted.

9. Comment 9. The Company has reviewed SFAS 57 "Related Party Disclosures" and the relationship that exists between the Florida operations and the Company. The Florida operations do not fall within the definition of a related party detailed in paragraph 1 of SFAS 57.

         We trust that the foregoing is responsive to the Comment Letter. Please contact the undersigned if there is any further information you require of if you have any additional comments.

Sincerely yours,

Ark Restaurants Corp.



By: /s/ Robert J. Stewart
    ---------------------------
        Robert J. Stewart
        Chief Financial Officer